Mail Stop 3561

May 11, 2009

Michael J. Knesek
Senior Vice President, Controller and
    Principal Accounting Officer
DEP Holdings, LLC
1100 Louisiana Street
10th Floor
Houston, Texas 77002

       Re: **Duncan Energy Partners L.P.**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed March 2, 2009
            File No. 001-33266

Dear Mr. Knesek:

       We have reviewed your filing and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Items 1 and 2. Business and Properties, page 3

Segment Discussion, page 7

1.   We reviewed Note 13 of the Notes to Consolidated Financial Statements included
        under Item 8 of your Form 10-K. Please disclose total assets for each segment for
        each of the last three fiscal years as opposed to the last two fiscal years. Refer to
        Item 101(b) of Regulation S-K.

Item 1A. Risk Factors, page 22

2.   In the second paragraph under this heading you state that "[t]he following section
        lists some, but not all, of the key risk factors that may have a direct impact on
        [your] business, financial position, results of operations and cash flows." All
        material risks should be described. If risks are not deemed material, you should
        not reference them. Please revise or advise.

Item 13. Certain Relationships and Related Transactions, and Director …, page 97

Related Party Transactions, page 97

Relationship with EPCO, page 100

3.   In the second paragraph under the heading "Summary Compensation Table" on
        page 85, you disclose that "[c]ompensation paid by [you] with respect to [your]
        Named Executive Officers reflects only that portion of compensation paid by
        EPCO that is allocated to [you] pursuant to the ASA" and that you also "receive
        an allocation of a portion of the cost of EPCO's equity-based long-term incentive
        plans." In your description of the administrative services agreement under this
        heading, please disclose how compensation paid by EPCO, including the cost of
        EPCO's equity-based long-term incentive plans, is allocated under the
        administrative services agreement to you and your affiliates.

        We also note that Messrs. Fowler and Bachmann are not only named executive
        officers of Duncan Energy Partners L.P but that they also are named executive
        officers of Enterprise Products Partners L.P. and Enterprise GP Holdings L.P.
        Please disclose how much time each of these named executive officers devotes to
        these businesses.

Item 15. Exhibits and Financial Statement Schedules, page 107

4.   Under this heading you disclose that the "agreements included as exhibits are included only to provide information to investors regarding their terms" and that the "agreements … may contain representations, warranties and other provisions that were made, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them, and such agreements should not be relied upon as constituting or providing any factual disclosures about [you], any other persons, any state of affairs or other matters." Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your 10-K not misleading.

5.   With your next current or periodic report, please file as a material agreement the Administrative Services Agreement with EPCO or tell us why it is not appropriate to do so. Refer to Item 601(b) of Regulation S-K.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director